INVEST IN **REGEN INDUSTRIAL HEMP USA LLC**

REGEN, Bringing the Hemp World to Life! We created next generation hemp technology! It Works!

regenhempusa.com Hinckley, MN





Highlights

1. REGENS 5 AI Advanced Technologies redefines infrastructure & unity with farmers & US manufacturers.

2. In 5 yrs we formed lasting Alliances; MNAG. AURI. UM. NDSU. DR Ulven & ANVIL ENGR~CADS & ATTY.

3 "REGEN IS DEVELOPING THE MOST IMPORTANT PROJECT ANYWHERE ATTEMPTING TO SOLVE THIS PROBLEM" B Dietzen

4 We created Tech for a Hub to organize hemp products for manufacturers. Manufacturers are calling!

5 Results~Replacement Steel, Fiberglass, Rebar Bioplastic, Paper, Textiles, Batteries, Hempcrete+ more

6 Hemp is the most versatile, sustainable, game changer on the planet that draws down tons of CO2.

7 "This is our opportunity to reestablish the balance in our complex natural world" Jane

8 Invest in sustainability. Help perfect prototypes, patent & Market. Check webpage! Thank You

Featured Investor

 **Lois and Bill Kunze**
Invested **$55,000** ⓘ

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Syndicate Lead
Lois owned & operated an accounting firm for 45 years. Raised on a Farm & married a farmer. Lois supports community. Lois a proponent of 3rd crop rotation, rural economy, & CO2 sequestration.

"I support this project for the advanced equipment necessary for processing the whole hemp plant from fiber, hurd, & biomass, Jane has owned & operated 5 different business. I have worked with Jane for over 40 years. The hemp project has been inspiring. She has proven to be dedicated, focused, and is determined to succeed.   "

Our Team



Jane Burnes Leverenz CEO & Founder

A skillful socially conscious Entrepreneur, who developed, owned, & operated 5 companies for 32 years. Skilled Researcher, Visionary & Educator. Lifetime Eco Advocate & Legislative Contributor. An excelled multitasking Team Player & Management.



Harold Stanislawski AURI Director of Business & Industry for Agricultural Utilization Research Institute

Specialties: finance, economic development, bio-science, renewable materials, renewable fuels, business planning, coalition building, Our Lead Person who is a leader in all areas of Industrial hemp. We've work together for 4yrs developing REGEN Bus Goals.



Chad Ulven Interim Chair of Mechanical Engineering Dept. at NDSU. Dr. Ulven has also developed a biocomposites factory.

Dr. Ulven by far is one of the top research developers in Fibers & Polymer Matrix Composites, Bio-Based Materials, & bio-plastics. He is our key leader in REGEN Designs & completion. He cheers while we do our CADs & Engineering Dept. is contributing AI!



Guy Nelson President & Founder of Anvil Manufacturing & Engineering. Agriculture Oriented.

Guy has out performed for REGEN & his track record speaks for itself. Open minded. Guy traveled w REGEN to verify concepts of REGEN. It garnered great results. Guys Biz concept joining engineering & manufacturing is great! Simplifies stages for REGEN.



Thom E. Petersen, Commissioner of MN Dept of Agriculture Commissioner of the MN Dept of Agriculture

Prior to MNAG Thom was the Lobbyist for MN Farm Bureau. Thom, instrumental in

Legalize of Hemp. He's dedicated to Farmers! Comm Thom, a catalyst of REGENS success. He referred Jane to AURI, UMN, & said "Follow Jane! She gets it done!" Ball still rolling!



Bruce M Dietzen REGEN Business Advisor. Bruce the RENEW Hemp Car Developer!!!

Bruce, after successful Business Career became an expert Lecturer NetZero Living & Hemp. He & 5 Colleagues formed DrawDown Hemp. Jane is 1 of 88 MBR. Bruce, Jane+8 others~Top 10 contributor. Bruce was invited to UN to a Hemp Summit & our work was shared.



Lois and Bill Kunze Financial & Creative Analysist

Lois & Jane are pioneers of the hemp industry era. Lois owned & operated an accounting firm for 45 years. Raised on a Farm & married a farmer. Lois supports community. Lois supports hemp 3rd crop rotation, revitalized rural economy & CO2 sequestration.

REGEN Industrial Hemp USA

BRINGING THE HEMP WORLD TO LIFE!



Hemp Industry with REGEN

REGEN, A LEADER IN INNOVATION!



"THIS IS A SUSTAINABLE INDUSTRIAL HEMP CAR. EVEN INTERIOR."

We designed & developed 5 proprietary pieces of equipment to advance harvesting, processing, & warehousing.

REGEN Invented 2 NEW Decorticators~#1. Tensile Strong Fiber.#2.

Textile Soft pliable.

- *REGEN INVENTED NEW TECHNOLOGY FOR A DUAL PURPOSE DRYER/AUTO-RETTING IMPLEMENT.*
- *REGEN INVENTED AN ALL NEW HEMP COMBINE.*
- These proprietary designs will facilitate the development of manufacturing Replacement Steel, Replacement Fiberglass & Rebar which is Cars, Trains, Boats, & Planes plus billions of other products. Building materials that are healthier & safer like hempcrete, steel roofing & siding. Not only that but hemp graphene batteries, semiconductors, resistors & millions of more products needed in our transition to a better world. This is the quest!
- JOIN US & INVEST!


"Wow! The REGEN Dryer will produce a much higher quality product than driers of today!"
Shannon Schlecht
Executive Director of AURI
auri

REGEN, A LEADER IN TECHNOLOGY.

This is Bruce M. Dietzen. An expert in NetZero Living, Developer of the RENEW hemp car, as well as 1 of the 5 initial members of DrawDown Hemp. REGEN Consultant. Bruce & Leno on YouTube!





REGEN CONSULTANT

> *"There is a tremendous shortage of quality hemp fibers for Auto Industry, Automotive Parts, Building Materials for Replacement Fiberglass & Steel, and to produce Textiles. WHAT REGEN IS DEVELOPING WHAT I BELIEVE IS THE MOST IMPORTANT PROJECT ANYWHERE ATTEMPTING TO SOLVE THIS PROBLEM."*

> *Bruce M Dietzen, RENEW-Hemp Car Developer. As seen on YouTube with Jay Leno!*

Sparking development.
Strengthening community.

Reenergize Industry







Hemp Bike Frame

REGEN, A LEADER IN SUSTAINIBILITY.

- *SUSTAINABLE HEMP REPLACEMENT PRODUCT BIKE! IMAGINE THE FUTURE!*

- BY GROWING HEMP YOU DRAWDOWN 1.63 TONS OF CO2 PER TON OF HEMP.

- *USING HEMP REPLACEMENT STEEL OR HEMP FIBERGLASS YOU AVOID MAKING CO2.*

- *BY MANUFACTURING WITH HEMP YOU "AVOID CO2" AS WELL AS NO MINING~NO DRILLING~EARTH FRIENDLY.*

- TO "CAPTURE CO2" YOU MANUFACTURE "DURABLE LONG LASTING GOODS".

- *HEMP IS SUSTAINABLE , COST EFFECTIVE, HIGH QUALITY CONSISTENT END USER GOODS FOR VAST TYPES OF MANUFACTURING.*

WEBSITE
http://www.regenhempusa.com


"New Processing, what these folks are doing is just what is needed for the industrial hemp industry."
Commissioner Thom Peterson
Minnesota Dept of Agriculture
DEPARTMENT OF AGRICULTURE

INDUSTRIAL HEMP IS THE FUTURE!


Hemp Made Fabrics
Revitalize Economics

Legalizing Industrial Hemp created the opportunity for an all new Rural Base Economy! With countless potential business developments. Auto, building, electronics, semiconductors, resistors, hemp graphene batteries, food/nutrition, biofuel, hemp wood, & health n beauty!

REGEN benefits all LIFE & the Planet.


Restore Earth


Hemp Surfboard

Kaimanu Jackson,NAT~HI. Hand built Surf Boards for 15yrs.Ultra light~Bioflex Hemp~Sustainable

The #1 CATALYST for a SUSTAINABLE FUTURE is HEMP.

- Hemp reduces CO2 **One ton of hemp removes 1.63 tons of CO2** Rodale Institute.

- 177M Acres of industrial hemp as 3rd crop rotation is 2.89 gigatons of CO2 drawdown.

- 1 acre of industrial hemp makes more oxygen than 25 acres of trees.

- GROWING HEMP BENEFITS THE SOIL, WATER, AIR, & LIFE.

- **www.regenhempusa.com** Contact Regenhemplogic@gmail.com


"Hemp will be one of the biggest industries in the world. Love the people that are joining this beautiful movement." 🙏❤️

Sergiy Kovalenkovs ~ Founder of Hempire ~ Ukrainian in USA Teaching Us.
Sergiy is on YouTube teaching. Taking Oregon by storm building hempcrete buildings!

ALLIANCES

REGENS AMAZING ALLIANCES ~EXPERTS IN THEIR FIELD.

- Dr Chad Ulven, Interim Chair of NDSU Engineering Dept., Expertise in processing. He is known for his extensive knowledge with Fibers, polymers, matrix composites, & bioplastics . Dr Ulven developed "c2renew" hemp plastic factory. Dr. Ulven has committed to author US Patents for REGEN. Dr Ulven, Jane, & Applied Engineering worked the CADS together. A great experience!

- "Jane! You invented what I believe is the first Auto Retting Device" Dr Chad Ulven.

- Pres. Guy Nelson, owner, Anvil Manufacturing & Engineering firm. An Ag oriented firm is prepared to manufacture REGEN equipment plus build a manufacturing plant. Ulven, Nelson & Stanislowski are collaborating with REGEN to perfect the protypes. Ulven & Nelson have created a laboratory for us to work side by side.

- Dr Ulven, Guy Nelson, & Harold Stanislowski of AURI, say the "The Future is Hemp" & with their accumulative experience we are a great team." We've already tested the first half of the textile decorticator. It works!

- Lead Harold Stanislowski of AURI & REGEN have been working together since 2019. We've had access to an engineer, technical support and REGEN received an AURI Grant.

- We have worked with or consulted with University of MN, Minnesota Department of Agriculture, North Dakota State

University, Cornell University, & countless numbers of Hemp ASSN. members who actively support.

- Jane, member of DrawDown Hemp. DrawDown Hemp is a global group of 88 members world wide. Our purpose was to quantify hemp properties. We did. We formed an incredible Team promoting Capture of Carbon/C02 Facts. Jane Burnes Leverenz, CEO has been a contributing member since it's inception. Jane became 1 of the top 10 contributors & #1 in traction. Jane works closely with 10 of the members. Bruce M. Dietzen, 1 of the 5 founders is a consultant for REGEN.

- Lake Agassiz Development Group has committed to assisting REGEN'S funding for our manufacturing plant with a small match by REGEN.

- North Dakota Commerce Dept, Fargo, supports REGEN with land acquisition, Tax Abatement, Employee Costs, and many more early development costs.

- BANK OF ND, the only bank of it's kind in the US. We are in a matching funds program for the manufacturing plant.

Help fund a more sustainable future.


REGEN Traction

- Oct 2018 Industrial Hemp legalized. Jane began the journey of finance & research.

- Feb 2019 Jane began attending seminars, 5. She began standing out speaking on behalf of hemp.

- At the 4th seminar Jane was called the Hemp Driver by an observer. She met Manitoba Harvest MN management & established a long term relationship. Jane got to know the AURI Group and many other organizations and reps. which has furthered the prospects of REGEN. After this event Jane got a phone call & on the other end was "Is this Jane?" Apprehensively she said yes & the voice said "This is T H O M, Thom Petersen the Commissioner of the MN Dept of AG & I am gonna set you up!" Next Harold Stanislowski of AURI called and the ball started rolling. It hasn't stopped.

- Immediately Jane called Lois Kunze her Accountant of over 35 years. Jane asked her if she'd be interested in helping research the potential of industrial hemp & she said yes. We went on a journey to get 1 answer to this question. What does industrial hemp need to be successful.

- The answer. Better field handling, better harvesting, better processing plus a scalable warehouse. We created the solutions which provides better quality & quantity of hemp end user goods. The plus is hemp draws down more C02 then any other option. ON our way. Hired an ATTY & scratched out names. November 18th, 2019 REGEN Industrial Hemp USA was born.

- REGEN is a Series A funding company. Meaning we've been operating with capital Jane, CEO & Founder has invested for the past 5 years. We have done the work and invested in the company to date. Now we are ready to give birth to our new technology to advance the hemp industry into the 21st century.

- We have every reason to be optimistic we will become financially sustainable because we did due diligence testing our design. As well as having access to resources like AURI, UM, NDSU, & DrawDown Hemp. We have developed support people across North America. We have reason to believe we will have a sustainable cash flow within 2+ years based on our strong position in the hemp industry. We have the right industry alliances with Dr Ulven & Anvil

Manufacturing Engr & Harold Stanislowski of AURI to complete this phase.

- Several things that make us stand out is we did the work so we understand the end results. We had hands on experience. Jane is the visionary who found the issues and visualized the solutions. REGEN grew 9 varieties over 2 years while working on CAD drawings while deeply researching the far reaching environmental impact as well as versatility of hemp. We got to know the plant and different aspects, quality, & potentials. During that period we also had 9 Field Days. Catch our video taken by a drone (it won a video award) You'll see Commr Thom Petersen, Harold Stanislowski, of AURI w the Director of AURI Shannon Schlecht & by the way he has never been to a field day. It was wonderful seeing all the people. Farmers, Families, & Friends. It has been an amazing journey learning the ropes of this plant with its miraculous capabilities. We have had the support of so many different affiliations and built a strong team for this phase. TY



"Hemp Fiber Market size is valued at USD 4.46 Billion in 2021 and is projected to reach USD 43.75 Billion by 2030, growing at a CAGR of 33% from 2022 to 2030."

VERIFIED MARKET RESEARCH

Our Mission

Our mission is to facilitate the potential of industrial hemp. REGEN intends to strategically employ modernized proprietary equipment, as well as conceptual and design support for the emerging industrial hemp industry. To reestablish American manufacturing and the rural base economy. We are committed to provide the infrastructure for common sense hemp hubs to consistently provide end user goods for manufacturing. To promote the production of manufactured materials into long lasting durable goods for long term C02 capture. Our ultimate goal is to perfect equipment which is the real solution for processing industrial hemp into the endless possibilities of sustainable products. Our equipment will provide high quality & quantity of sustainable end user goods to market to manufacturers. To build confidence between farmers and manufacturers.

REGENS purpose to create healthy, renewable, & sustainable lifestyles that positively impacts inhabitants as well as the environment through the sequestration of carbon dioxide by promoting hemp.



REGEN intends to strategically employ **modernized, proprietary equipment**, as well as conceptual and design support for the emerging industrial hemp industry.

The Opportunity

“This is our opportunity to reestablish the balance in our complex natural world” TY Jane

An investment in REGEN is just the beginning of a restorative future where draw down C02 in sizable amounts from our environment is possible. Where the rural base economy & farmer have a better quality of life. We're looking for likeminded visionaries to support the build out of REGENS prototypes which we will patent then market. To date we already have 24 inquiries. 4 strong leads.

Why invest in REGEN?

- Investing in REGEN is an opportunity to restore American Manufacturing & Farming.
- Investing in REGEN is an opportunity to make a positive impact on the planet as well as create sustainable materials for manufacturing reestablishing the rural base economy.
- Investing in REGEN is an opportunity to support a company manufacturing new technology to facilitate the potential of Hemp.
- Invest in REGEN where the potential Total Addressable Market is in the Billions.

REGEN is working to create the sustainable products of the future!

REGEN
Industrial Hemp USA



HOPE IS HEMP 🌱 HEMP DRAWS DOWN CO2



Why are we using Wefunder?

We want to have the most broad investor base possible, and we believe equity crowdfunding is the most inclusive platform available.

Rather than the Stock Market or a primary financier, we wanted to be sure the People have a chance to be a part of this project. We want REGEN to be transparent in financing strategy.

We want everyone to feel apart of this transformation to sustainability!

The 1 thing we haven't talked about is profitability. There is potential. The Total Addressable Market is in the Billions. Help fund a more sustainable future.

Our work inspires us! We hope it inspires you!

Thank You from all of us!